September 6, 2013

John Reynolds, Assistant Director

John Coleman, Mining Engineer

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Fax: 202-772-9368

RE:	Staff letter dated August 8, 2013
File No. 002-69494
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed April 16, 2013
Definitive Proxy Statement on Schedule 14A
Filed April 30, 2013
Form 10-Q for the Quarter Ended March 31, 2013
Filed May 20, 2013
Response Dated July 8, 2013

This letter is to request an additional ten business days to file our response and any needed amendments in response to the Staff letter dated August 8, 2013 (the “Letter”). The status of each response is set forth below is identified by the specific comment numbers contained in the letters.

Comment No. 1: We are in the process of finalizing our response to Comment 1 with our independent audit firm and legal counsel. We have already contacted the Staff directly and will be speaking again next week regarding this comment.

Comment No. 2: We are in the process of finalizing our response to Comment 2 with our independent audit firm and legal counsel. We have already contacted the Staff directly and will be speaking again next week regarding this comment.

Comment No. 3: We are in the process of finalizing our response to Comment 3 with our independent audit firm and legal counsel. We have already contacted the Staff directly and will be speaking again next week regarding this comment.

Comment No. 4: We are in the process of finalizing our response to Comment 4 with our independent audit firm and legal counsel. We have already contacted the Staff directly regarding this comment.

Global Gold Corporation     •     555 Theodore Fremd Avenue     •     Rye, NY 10580
Phone: 914.925.0020     •     Fax: 914.925.8860

www.globalgoldcorp.com

Comment No. 5: We are in the process of finalizing our response to Comment 5 with our independent audit firm and legal counsel. We have already contacted the Staff directly regarding this comment.

Comment No. 6: We have discussed with the Staff that we had listed the shares separately and disclosed we did so because Mr. Hague has disclaimed his beneficial interest in the Firebird Management, LLC shares. We understand the preferred method is to include these shares in the table and explain it in the footnote even though he has disclaimed his beneficial interest.

We will make the appropriate changes, on a prospective basis, to reflect the total shares owned by Ian Hague to include the shares owned by Firebird Management, LLC (which as of the April 2013 proxy would total 49,246,796 shares including 14,915,408 share owned by Firebird Management, LLC). We will also conform the footnote accordingly.

Comment No. 7: We will make the appropriate changes, on a prospective basis, by amending our footnote disclosure to read:

As of December 31, 2012 and 2011, the Company owes unpaid wages of approximately $587,000 and $518,000, respectively, to management. These balances include wages owed to Van Krikorian of approximately $233,000 and to Jan Dulman of approximately $174,000 as of December 31, 2012 and 2011. The Company is accruing interest at an annual rate of 9% on the net of taxes wages owed to management.

Comment No. 8: We will make the appropriate changes, on a prospective basis, by amending our footnote disclosure, based on our March 31, 2013 balances, to read:

The Company's liquidity and capital needs relate primarily to working capital and other general corporate requirements. To date, the Company has funded its operations with convertible, through a private placement offering, and sales of mining properties. Cash and cash equivalents as of March 31, 2013 was $7,709, a $4,318 increase as compared to December 31, 2012. As of March 31, 2013, working capital deficit (current assets less current liabilities) decreased to $(6,372,042) from $(6,399,336), as of December 31, 2012.

Comment No. 9: We will make the appropriate changes, on a prospective basis, by amending our footnote disclosure, based on our March 31, 2013 balances, to read:

The Company does not hold any market risk sensitive instruments nor does it have any foreign currency exchange agreements.  As of March 31, 2013 and December 31, 2012, the Company maintained an inventory of unprocessed ore and gold concentrate which are carried on the balance sheet at $463,805 and $463,805, respectively, with our Armenian subsidiary Mego-Gold LLC.  The Company carries and values its ore inventory, at the lower of cost or market. Periodically, and no less than on a annual basis, the Company compares the carrying value of its inventory to current market prices , to determine if its carrying value should be adjusted. The Company does not maintain any commodity hedges or futures arrangements with respect to this unprocessed ore.

The Company will incorporate all revised disclosures in future reporting as the Company believes that these revised disclosures are not material, do not change the Company’s financial position or outlook, and therefore would not warrant amendment for reliance by the public.

Sincerely,

/s/ Jan E. Dulman

Jan Dulman

Chief Financial Officer

cc: Van Krikorian

      John E. Schmeltzer, III, Patterson, Belknap, Webb & Tyler